UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014 (Report No. 2)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

On January 30, 2014, the trustees of the Company's Series A notes and Series B notes (the "Notes") published in Israel a proposed arrangement under Section 350 of the Israeli Companies Law, 1999, among the Company and the Note holders (the "Proposed Arrangement"), which was formulated by a joint committee of the representatives of the Note holders.  In a meeting held the same day, the Company's Board of Directors discussed the Proposed Arrangement and instructed the Company's management to provide comments and counter-proposals in advance of the Note holder meeting scheduled to be held on February 4, 2014.

Set forth below are the highlights of the Proposed Arrangement:

•	The Note holders would be issued ordinary shares constituting 100% of the Company's share capital, on a fully diluted basis;

•	The Notes would be exchanged for a new series of notes (the "New Notes");

•	The New Notes would be secured, on a non-recourse basis, by the accounts receivable, intellectual property, license fees and litigation proceeds of the Company;

•	The New Notes would accrue interest at 9.5% per year and would mature on December 31, 2017;

•	The New Notes would be entitled to early redemption payments on a quarterly basis out of the funds generated by the secured assets and 40% of any debt or equity proceeds raised by the Company;

•	Any cash of the Company in excess of $1 million at the closing of the Proposed Arrangement would be paid to the Note holders;

•	All the Company's directors and officers would be replaced with directors and officers designated by the Note holders;

•	A mechanism would be established to ensure the continued support of the existing customers of the Company;

•
The Note holders would waive any claims against the Company, its directors and employees, and the trustees and representatives of the Note holders for actions and omissions since the Company's July 2012 arrangement;

•
The waiver for the benefit the Company, its directors and managers would be contingent upon the following, among other things: (i) Mr. Izhak Tamir's undertaking to act as a consultant to the Company, for no compensation, and use his best efforts to maximize the proceeds to the Company from the secured assets and ensure a smooth transition to the new management; and (ii) the waiver by each beneficiary of the waiver of all amounts owing to him by the Company as result of the termination of his employment or otherwise and his undertaking not to compete with the Company's business;

•
The Company and its directors and employees would waive any claims against the Note holders and their trustees, representatives and advisors, and the Company's directors and employees would waive any claims against the Company; and

•	The organizational documents of the Company would be amended to require shareholder approval by a super majority to change the scope of activity of the Company.

The Proposed Arrangement is only a proposal presented to the Company.  Nothing in this report should be construed as an indication that the Company will accept the Proposed Arrangement, that an agreement will reached on alternative terms and conditions, or that any arrangement will ultimately be implemented.  Under applicable law, any arrangement requires various approvals, including various stakeholders of the Company, the Tel Aviv District Court and the Tel Aviv Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: January 30, 2014	By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer